June 12, 2013

Via Edgar Correspondence

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American Greetings Corporation

Amendment No. 1 to Schedule 13E-3

Filed on May 23, 2013 by American Greetings Corporation, Morry Weiss,

Judith Stone Weiss, Zev Weiss, Jeffrey Weiss, Gary Weiss, Elie Weiss et al.

File No. 005-14133

Revised Preliminary Proxy Statement on Schedule 14A

Filed on May 23, 2013

File No. 001-13859

Dear Mr. Orlic:

On behalf of our client, American Greetings Corporation (the “Company”), and, with respect to the Schedule 13E-3, the other filing persons, please find below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 3, 2013 with respect to the above referenced Amendment No. 1 to Schedule 13E-3 (the “Schedule 13E-3”) and Revised Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

For your convenience, enclosed are marked copies of the revised Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) that are being filed with the Commission today.

The Staff’s comments are set forth in bold below, followed by our responses. Capitalized terms used but not defined herein have the meanings specified in the Revised Preliminary Proxy Statement. All page references in the responses set forth below refer to pages of the Revised Preliminary Proxy Statement or Amended Schedule 13E-3, as applicable.

Preliminary Proxy Statement on Schedule 14A

Other Written Presentations by Peter J. Solomon Company, L.P., page 45

David L. Orlic

Securities and Exchange Commission

June 12, 2013

1.	We note your response to prior comment 7. Some of the preliminary presentations contain what appear to be LBO sensitivity analyses, but these are not addressed in your summaries. Please advise. A similar concern relates to the final presentation.

In response to the Staff’s comment, the Company has provided additional disclosure to discuss the illustrative leveraged buyout sensitivity analysis included by PJSC in certain of its preliminary presentations. This additional disclosure has been added on page 47 of the Revised Preliminary Proxy Statement in the first full paragraph on the page in the section titled “Other Written Presentations by Peter J. Solomon Company, L.P.”

2.	We note that certain of the preliminary presentations appear to use discount rates in the DCF analyses that are lower than those used in the final DCF analysis. Please advise us, with a view towards revised disclosure, why the financial advisor appears to have revised the applicable discount rate.

In response to the Staff’s comment, the Company has provided additional disclosure to discuss the discount rates used by PJSC in the discounted cash flow analysis in certain of the preliminary presentations. This additional disclosure has been added on page 47 of the Revised Preliminary Proxy Statement in the second full paragraph on the page in the section titled “Other Written Presentations by Peter J. Solomon Company, L.P.”

3.	To the extent that valuation ranges were developed in connection with preliminary presentations, please disclose these.

In response to the Staff’s comment, the Company respectfully notes that PJSC’s valuation work in connection with its preliminary presentations on October 26, 2012, November 19, 2012 and December 7, 2012 consisted of a series of preliminary analyses and no consolidated view of a range of offer prices was presented by PJSC to the Special Committee in connection therewith. Such preliminary valuation work was presented to the Special Committee solely for informational purposes.

PJSC’s valuation work in connection with its preliminary presentations on January 27, 2013 and February 24, 2013 did include preliminary ranges of offer prices and the Company has revised its disclosure on page 47 to note that preliminary ranges were included in these presentations. However, we respectfully submit that providing disclosure regarding these preliminary ranges would not provide additional material information that would assist stockholders in making an informed decision regarding the proposed merger but, rather, would potentially confuse stockholders. Such preliminary ranges of offer prices were the result of discrete preliminary financial analyses based on the information available to PJSC as of the dates of the respective preliminary presentations, including financial information, and market, economic and other conditions as they existed as of the dates of the respective presentations, as well as PJSC’s preliminary working assumptions at those times. Such preliminary ranges of offer prices were solely for informational and discussion purposes and the Special Committee did not rely on such preliminary ranges of offer prices in making its recommendation to the Board or the stockholders.

David L. Orlic

Securities and Exchange Commission

June 12, 2013

PJSC’s March 27, 2013 presentation also included preliminary ranges of offer prices. However, these ranges did not differ materially from the information provided in the final March 28, 2013 presentation. For the above reasons, and because the Company has already provided disclosure with respect to the final analyses, we respectfully submit that additional disclosure with respect to these preliminary ranges would not provide additional material information to stockholders.

None of the preliminary presentations by PJSC, alone or together, constitute an opinion of, or recommendation by, PJSC with respect to a possible transaction or otherwise.

4.	Please include in this section the statement required by Item 1015(c) of Regulation M-A.

In response to the Staff’s comment, the Company has included the statement described in Item 1015(c) on page 47 of the Revised Preliminary Proxy Statement in the third full paragraph on the page in the section titled “Other Written Presentations by Peter J. Solomon Company, L.P.”

Explanatory Note Regarding the Merger Agreement, page 76

5.	We note your response to prior comment 19. You have retained statements that the merger agreement contains representations and warranties which were made only for purposes of that agreement and were made solely for the benefit of the parties to the merger agreement. Please revise to negate any implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, the Company has revised its disclosure on page 77.

If you have any questions concerning this letter, please contact the undersigned at (216) 861-7553.

Sincerely,

/s/ Robert A. Weible

Robert A. Weible

cc:	Christopher W. Haffke (American Greetings Corporation)

Zev Weiss (American Greetings Corporation)

Lyle G. Ganske; Robert A. Profusek; James P. Dougherty (Jones Day)